U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
             Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                           of the Securities Exchange Act of 1934

                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)

                           FJS PROPERTIES FUND I, L.P.
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                           Andrew C. Alson, President
                              FJS Properties, Inc.,
                                 General Partner
                               264 Route 537 East
                              Colts Neck, NJ 07722
                                        (908)542-9029
                        (Name, address and telephone number of person
                       authorized to receive notice and communications
                         on behalf of the person filing statement.)



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ITEM 1. SECURITY AND SUBJECT COMPANY

        This statement relates to Units of Limited Partnership Interest (the "Units") of FJS Properties Fund I, L.P. (the "Subject Company"). The address of the principal executive offices of the Subject Company is 264 Route 537 East, Colts Neck, NJ 07722.

ITEM 2. TENDER OFFER OF THE BIDDER

        This statement relates to a tender offer to purchase up to 8,266 Units of the Subject Company for $75 per Unit issued by MP VALUE FUND 4, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.; MORAGA GOLD, LLC; JDF & ASSOCIATES, LLC; and STEVEN GOLD (collectively the "Bidders"). The principal business address of the Bidders other than Steven Gold and JDF & Associates, LLC is 1640 School Street, Suite 100, Moraga, CA 94556. The principal business address of Steven Gold is One Maritime Plaza, Suite 725, San Francisco, CA 94111, and the principal address of JDF & Associates, LLC is 118 Glynn Way, Houston, TX 77056.

ITEM 3. IDENTITY AND BACKGROUND

        (a) This statement is being filed by FJS Properties Fund I, L.P., the Subject Company. The business address of the Subject Company is 264 Route 537 East, Colts Neck, NJ 07722.

        (b) None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        (a) The Subject Company is advising that Limited Partners of the Subject Company reject the tender offer from the Bidders.

        (b) The reason for this recommendation is that the $75 offered per Unit substantially understates the potential liquidation value of the Units based upon a prior appraisal of the real estate owned by the Subject Company as well as current discussions relating to potential sale of such real estate. See
Exhibit 9(a) annexed hereto.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        None

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

        (a) None

        (b) Not applicable

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

        (a) As a result of the receipt of the tender offer, the Subject Company has had discussions with a potential purchaser concerning the potential sale of the Pavilion Apartments. See Exhibit 9(a) for the terms of these discussions. The sale of the Pavilion Apartments would constitute a sale of a material amount of the Subject Company's assets and would result in a liquidation of the Subject Company and a liquidating distribution to the partners.

        (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        (a) Recommendation sent to security holders is attached as Exhibit 9(a).

        (b) None.

        (c) Not Applicable.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       FJS PROPERTIES FUND I, L.P.
                                       (Subject Company)
Dated: December 1, 1997                by: FJS PROPERTIES, INC., General Partner


                                            by        Andrew C. Alson
                                                   Andrew C. Alson, President


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